PRESS RELEASE


GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

13,191,935 Shares Issued and Outstanding


03050700

May 6, 2003

GLOBEX ACQUIRES RUSSIAN KID GOLD DEPOSIT, DASSERAT TOWNSHIP, QUEBEC

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce that it has acquired 100% interest in the Russian Kid Gold Deposit (El Coco) in Dasserat Township, approximately 35 miles by road from Rouyn-Noranda, Quebec. The property had been tied up in litigation and receivership for over 15 years.

The Russian Kid Gold Deposit consists of a series of narrow quartz-pyrite veins or quartz with semi massive pyrite bands in diorite which have been followed for approximately 4,000 feet (1,200 metres) of strike length and to a maximum depth of 1,600 feet (488 metres).

Numerous tonnage and grade calculations were performed between 1967 and 1984, the last being by Asselin, Benoit, Boucher, Ducharme, Lapointe, Inc. (ABBDL-TESULT) which indicated the following resource in a feasibility study dated March 4, 1984:

Proven:	62,365 tons grading 0.16 oz/ton Au
Probable:	370,507 tons grading 0.20 oz/ton Au
Possible:	691,660 tons grading 0.28 oz/ton Au
Total:	**1,124,532 tons grading 0.247 oz/ton Au**

An additional 200,000 tons of geological resource is indicated in what is known as the Talus Vein.

The resource figure is based on surface diamond drilling (approximately 70,000 feet), underground drilling, underground channel sampling and bulk sampling.

Much of the resource is accessible from a pre-existing ramp, as well as drifts and raises which reach to a vertical depth of 425 feet. The ramp is accessible via an all season gravel road which connects with paved highway 117 (Northern TransCanada) approximately 10 miles to the south.

<u>Resource Calculation Parameters</u> (per 1984 report)

Note: The resource calculation may not meet Policy NI 43-101 standards. The resource parameters used are outlined below.

Proven tonnage:	Mineralization opened up by one or more underground workings which show continuity along the mineralized structure, channel sampled underground or confirmed by at least 2 drill holes. Ore was extended 25 feet on each side of the underground opening. Only gold zones confirmed exclusively by underground sampling are included.
Probable tonnage:	Mineralization sampled by a diamond drill hole along a known gold bearing structure or within 25 to 50 feet of an underground opening.
Possible tonnage:	Mineralization contiguous to proven and probable mineralization but which has not been subject to systematic sampling.

Tonnages were calculated on vertical sections at 100 foot spacing. The area of influence of each section was 50 feet on either side. No intersections with values lower than 0.10 oz/ton Au were included in the calculation. Separate tonnage calculations were performed on each mineralized vein. All gold values over 1 oz/ton Au were cut to 1 oz/ton Au. Analysis from underground channel sampling was given greater weight in the tonnage calculations than diamond drill holes.

Tests to determine gold recovery have shown that recoveries of between 94% and 96% are achievable.

Drilling has indicated that the property has significant potential below the underground workings. Examples of the deeper, widely spaced drill holes are listed below. For example:

NB-04	0.61 oz/ton over 4 feet	675 foot level
67-6	0.13 oz/ton over 4.7 feet and 0.13 oz/ton over 5.6 feet	750 foot level
NB-05	0.58 oz/ton over 4 feet	775 foot level
NB-02	0.62 oz/ton over 4 feet and 0.16 oz/ton over 5.1 feet	850 foot level
NB-19	0.29 oz/ton over 3.5	1,000 foot level

A vertical drill hole to the 1,564 foot level intersected gold values up to 0.58 oz/ton over short widths indicating that the potential exists to increase tonnage both to depth and along strike well below the drill defined resource.

Subsequent to the feasibility study of 1984, 13,400 feet of diamond drilling was undertaken in order to further test the gold bearing vein system.

Globex has purchased 100% interest in the claims free and clear of all liens, charges and encumbrances for a non-material cash consideration.

Globex Mining Enterprises Inc. is an exploration company dedicated to exploring exclusively on or near the North American continent. Many Globex projects have resources and/or reserves of either precious, or base metals, or industrial minerals and are located in Quebec, Ontario, British Columbia, Nova Scotia, Nevada and Washington.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com